Mail Stop 4561

June 21, 2007

Via U.S. Mail and Fax (860-525-1654)
Mr. David Mladen
Chief Executive Officer
Excellency Investment Realty Trust, Inc.
270 Laurel Street, 1st floor
Hartford, CT 06105

> RE: **Excellency Investment Realty Trust, Inc.**
> **Form 10-KSB for the period ended December 31, 2006**
> **Filed April 17, 2007**
> **File No. 0-50675**

Dear Mr. Mladen:

We have reviewed your response letter dated June 18, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that a number of your responses to our prior comments state that you will amend your Form 10-KSB. We will need to review the amendment and may have further comments.

Note 3 – Notes Payable

Equity Line, page F-18

2.   We have reviewed your response to prior comment 7. We note that your response makes reference to restrictions "otherwise set forth in the Investment Agreement". Please tell us what these restrictions are.

Note 6 – Related Party Transactions

Property Management, page F-20

3.   We have reviewed your response to prior comment 9. Since the amount of the cash collected by the related party exceeded the management fee that they would be entitled to, the excess should be characterized consistent with its substance as a bad debt expense from a related party.

4.   We have reviewed your response to prior comment 10. Please tell us what measures you have taken to collect the amount owed to you from the owners of White Knight, who, we understand, are now employees of your subsidiary.

Repayment of Loans made by an Officer/Director, page F-21

5.   Please provide us with an updated rollforward of the Mladen loans that separates proceeds from loans from interest capitalized.

Note 7 – Stockholders' Deficit

Liquidated Damages, page F-21

6.   Please explain to us why the calculations in Appendix B, attached to your response, are based upon accruals beginning in April of 2007 since damages began accruing in 2005.

7.   We note from your response to prior comment 1 that your derivative liability as of December 31, 2005 and December 31, 2006 was $2,578,000 and $1,241,000, respectively. This represents a decrease of $1,337,000, which seems inconsistent with a loss of $917,000 in 2006 as discussed in your response to prior comment 12. As such, please provide us with the calculations supporting your determination of the loss recorded on derivative instruments for 2006. Also, provide us with a rollforward of your derivative liability from September 28, 2005 through December 31, 2005 and from January 1, 2006 through December 31, 2006.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3780.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant